ONELIFE HEALTH PRODUCTS INC.

             999 - 3rd Avenue, Suite 3800, Seattle, Washington 98104
                              Phone: (206) 224-7975
                               Fax: (206) 521-9317


                                                                    June 5, 2007

Ms. Suzanne Hayes
Legal Branch Chief
Securities and Exchange Commission
100 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Via edgar and fax: (202) 772-9217 (2 pages)


Re: Onelife Health Products Inc.
    Registration Statement on Form SB-2/A Amendment No. 5
    File No. 333-140447
    Filed: May 30, 2007

Dear Ms. Hayes:

Further to a telephone call with Mr. Frank Wyman earlier today, Onelife Health Products Inc. hereby requests acceleration of its Registration Statement on Form SB-2/A, as per above noted, as of 4:00PM Eastern Standard Time on June 7, 2007, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William O'Neal, our corporate attorney.

Yours truly,


/s/ Dan McFarland
------------------------------
Dan McFarland, President & CEO

cc: William O'Neal, O'Neal Law Firm - via email  and fax